UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held company

CNPJ No. 02.429.144/0001-93 - NIRE 353.001.861-33

ANNOUNCEMENT TO THE MARKET

CPFL Energia S.A., pursuant to art. 157, § 4 of Law no. 6.404/76 and CVM Instruction 358/2002, hereby informs its shareholders and the market that, on November 25, 2011, it received from its shareholders Bonaire Participações S.A. and Energia São Paulo Fundo de Investimento em Participações the following Announcement, reproduced below:

"We are referring to the Private Instrument for the Awarding of Successive Stock Purchase and Sale Options and Other Agreements signed July 17, 2002 (“Purchase Option Agreement”) by VBC Energia S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, as successor of 521 Participações S.A., and Bonaire Participações S.A. (“Bonaire”), in order to communicate the following:

Bonaire’s shareholders, meeting during an Extraordinary Shareholders’ Meeting, approved on November 24, 2011 the reduction in Bonaire’s capital stock in the amount of R$ 86,411,791.98 (eight-six million, four hundred eleven thousand, seven hundred ninety-one reais and ninety-eight centavos), without the cancellation of any shares. Once concluded, the reduction in capital shall come about through the delivery of 12,362,202 (twelve million, three hundred sixty-two thousand, two hundred and two) shares issued by CPFL (“Shares”), of which 10,362,202 (ten million, three hundred and sixty-two thousand, two hundred and two) Shares linked to the Purchase Option Agreement owned by Bonaire and 2,000,000 (two million) Shares not linked to the Purchase Option Agreement (“Capital Reduction”), as shown in the annex.

As a result of the Capital Reduction, the Shares shall be transferred to Energia São Paulo Fundo de Investimento em Participações (“Energia FIP”), in its condition as single shareholder of Bonaire, immediately following the expiration of the deadline for opposition by creditors foreseen in article 174 of the Corporation Law.

Energia FIP currently owns 102,756,048 (one hundred and two million, seven hundred fifty-six thousand, forty-eight) common shares issued by CPFL linked to the Purchase Option Agreement. As a result of the delivery of 12,362,202 (twelve million, three hundred sixty-two thousand, two hundred and two) common shares of CPFL resulting from the Capital Reduction approved on November 24, 2011, Energia FIP shall now own a total of 115,118,250 (one hundred and fifteen million, one hundred and eighteen thousand, two hundred and fifty) common shares issued by CPFL, of which 113,118,250 (one hundred and thirteen million, one hundred and eighteen thousand, two hundred and fifty) common shares issued by CPFL linked to the Purchase Option Agreement and 2,000,000 (two million) common shares of CPFL not linked to the Purchase Option Agreement.

In view of the aforementioned, this announcement serves to inform you that, as a result of the Capital Reduction, and the capital reduction that occurred on June 7, 2011, with the corresponding transfer of 113,118,250 (one hundred and thirteen million, one hundred and eighteen thousand, two hundred and fifty) common shares issued by CPFL linked to the Purchase Option Agreement previously owned by Bonaire, to Energia FIP, and in virtue of the fact of the conditions contained in Clause 13.5 of the Purchase Option Agreement, Energia FIP automatically stands subrogated to the rights and obligations originally attributed to Bonaire stemming from the Purchase Option Agreement."

São Paulo, November 30, 2011.

CPFL ENERGIA S.A.

Lorival Nogueira Luz Junior

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 30, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.